

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 20, 2010

William D. Green
Chief Executive Officer of Accenture plc
Accenture SCA
46A, Avenue J.F. Kennedy
L-1855 Luxembourg N4 00000

> **Re: Accenture SCA**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 8, 2010**
> **File No. 000-49713**

Dear Mr. Green:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile at (212) 455-2502
Michael Nathan, Esq.
Simpson Thacher & Bartlett LLP